Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the Verizon Savings and Security Plan for Mid-Atlantic Associates:

We consent to the incorporation by reference in the Registration Statements (Form S-8 File Nos. 333-105511 and 333-123374) pertaining to the Verizon Savings and Security Plan for Mid-Atlantic Associates of our report dated June 23, 2006, relating to the statements of net assets available for benefits of the Verizon Savings and Security Plan for Mid-Atlantic Associates as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Verizon Savings and Security Plan for Mid-Atlantic Associates.

/s/ Mitchell & Titus, LLP

New York, New York

June 23, 2006